Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces Publication Of Two New Clinical Studies Supporting Expanded Opportunity For Ceflatonin® Beyond CML To Other Leukemias

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (August 2, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the recent publication of two clinical research papers that support the expansion of the clinical development of Ceflatonin® to include treatment of both newly diagnosed acute myeloid leukemia (AML) patients and those with advanced disease resistant to other therapies.

Dr Jean-Pierre Marie of the Université Pierre et Marie Curie in Paris published a study in the British Journal of Cancer. The phase 1 study recruited 18 advanced stage acute AML patients who had previously failed other AML treatments, and found that Ceflatonin® (homoharringtonine or HHT) had significant clinical benefits. Eleven of 12 patients with circulating leukemic cells showed significant improvement, two achieved complete remission and one chronic myelomonocytic leukemia (CMML) patient in the latter stages of the disease (blast crisis) returned to chronic phase. Myelosuppression was the most common complication, occurring in all patients.

A study by Dr W-L Wu of the Zhejiang University in China was published in the journal Leukemia. The phase 2 study of 48 patients concluded that homoharringtonine (Ceflatonin®) has potential as a first line therapy in combination with two other agents in young adult patients with AML. Homoharringtonine in combination with cytarabine and aclarubicin resulted in complete remission in 83% of patients, with acceptable levels of toxicity.

Greg Collier, ChemGenex Chief Executive Officer and Managing Director said “These results reported by Drs Marie and Wu and their internationally regarded clinical teams confirm the activity of homoharringtonine (Ceflatonin®) in AML patients. They moreover indicate that Ceflatonin® has significant potential across a range of AML states, both for patients who have failed prior therapies and for patients who are commencing treatment for the first time. While the immediate focus of our development activities with Ceflatonin® is chronic myeloid leukemia (CML) patients with the T315I mutation, we have ongoing and planned clinical programs in AML and myelodysplastic syndrome (MDS). Globally, there is significant unmet medical need across the range of leukemias and we believe that Ceflatonin® has the potential to help meet these needs for many patients.”

ChemGenex Announces Publication Of Two New Clinical Studies Supporting Expanded Opportunity For Ceflatonin® Beyond CML To Other Leukemias

Publication Details

A phase 1 dose-finding and pharmacokinetic study of subcutaneous semisynthetic homoharringtonine (ssHHT) in patients with advanced acute myeloid leukaemia. V Lévy, S Zohar, C Bardin, A Vekhoff, D Chaoui, B Rio, O Legrand, S Sentenac, P Rousselot, E Raffoux, F Chast, S Chevret & J P Marie. British Journal of Cancer, Advanced Online Publication. Published online July 18, 2006.

Homoharringtonine in combination with cytarabine and aclarubicin resulted in high complete remission rate after the first induction therapy in patients with de novo acute myeloid leukemia. Jin J, Jiang DZ, Mai WY, Meng HT, Qian WB, Tong HY, Huang J, Mao LP, Tong Y, Wang L, Chen ZM, Xu WL. Leukemia, Advanced Online Publication. Published online June 22, 2006.

About Acute Myeloid Leukemia (AML)

Acute myeloid (myelogenous) leukemia (AML) is the most common leukemia in adults with an estimated 12,000 new cases annually in the USA, and 25,000 new cases annually in the developed world. Current treatment regimes are directed toward achieving complete remission and usually consist of chemotherapy conducted in two stages; induction and post-remission therapy. The first stage is to induce remission and the second stage is to destroy any remaining leukemic cells. However, despite aggressive therapy, only 20%-30% of patients enjoy long-term disease-free survival. The global AML market is estimated to be in excess of US$500 million, and is growing.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts
Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

ChemGenex Announces Publication Of Two New Clinical Studies Supporting Expanded Opportunity For Ceflatonin® Beyond CML To Other Leukemias

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304